UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

FORM 6‑K
_______________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of March, 2023

Commission File Number: 001-38262
_______________

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA
SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
_______________

Cecilia Grierson 355, 4th Floor Zip Code C1107CPG – Capital Federal Republic of Argentina
(Address of principal executive offices)
_______________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Relevant event

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: March 8, 2023	By: /s/	Marcos I. Gradin
	Name:	Marcos I. Gradin
	Title:	Chief Financial Officer

City of Buenos Aires, March 8, 2023

Messrs.
Comisión Nacional de Valores (National Securities Commission)

Messrs.
Bolsas y Mercados Argentinos S.A. (BYMA) (Buenos Aires Stock Exchange)

Messrs.
Mercado Abierto Electrónico S.A. (MAE)

 S                         /                           D

Ref.: LOMA NEGRA C.I.A.S.A.  - Call for Ordinary and Extraordinary General Shareholders’
Meeting to be held on April 25th, 2023 – Approval of Sustainability Report for the period 2022

Dear Sirs,

We are writing to you in order to comply with the provisions of subparagraph a) of Section 4 of Chapter II, Title II of the Rules of the National Securities Commission (T.O. 2013).

In this regard, we inform that the Board of Directors of the Company decided at its meeting held on March 8, 2023 to convene an Ordinary and Extraordinary General Shareholders’ Meeting to be held on April 25th, 2023 at 10:00 a.m. on the first call and at 12:00 p.m. on second call only with respect to the Ordinary Meeting in accordance with Section 237, paragraph 2 of Law 19,550, remotely from the corporate headquarters located at Cecilia Grierson 355, 4th floor of the City of Buenos Aires, allowing the shareholders or their representatives and other participants to participate in person or remotely.

Also, we hereby inform that the Board of Directors of the Company today has approved the publication of the second Sustainability Report for the period 2022, which can be accessed at https://www.lomanegra.com/sostenibilidad/.

Sincerely,

____________________
Marcos I. Gradin
Investor Relations Officer
LOMA NEGRA C.I.A.S.A.